Exhibit (a)(2)(A)

LETTER TO HOLDERS OF AMERICAN DEPOSITARY SHARES

DOUBLEDOWN INTERACTIVE CO., LTD.

13F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea

November 10, 2026

To the Holders of American Depositary Shares of DoubleDown Interactive Co., Ltd.:

On behalf of the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”), I am writing in connection with the offer by DoubleU Games Co., Ltd. (“DoubleU Games”) to purchase all outstanding American Depositary Shares (“ADSs”) of the Company not already owned by DoubleU Games or its affiliates at a price of US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”) (such offer, the “Offer”). The ADS cancellation fees and other fees and charges of Citibank, N.A., as depositary will be borne by DoubleU Games and will not be deducted from the Offer Price.

The Board of Directors, following the recommendation of a Special Committee composed solely of independent and disinterested directors and after consultation with its advisors and consideration of the fairness opinion, has unanimously (i) determined that the Tender Offer and Post-Offer Cooperation Agreement between the Company and DoubleU Games (the “Transaction Agreement”) and the transactions contemplated thereby (the “Transactions”), including the Offer, are advisable, fair to, and in the best interests of the Company and its shareholders, including holders of ADSs and Common Shares (as defined below) other than DoubleU Games, its affiliates and the directors and officers of DoubleU Games and the Company (the “Unaffiliated Holders”), (ii) approved the Transaction Agreement and the Transactions, including the Offer, in accordance with Article 398 of the Korean Commercial Act, and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

In arriving at its recommendation, the Special Committee retained its own independent legal and financial advisors, negotiated the terms of the transaction with DoubleU Games, and obtained a written opinion from its independent financial advisor as to the fairness, from a financial point of view, of the Offer Price to be received by the Unaffiliated Holders, subject to the assumptions, limitations and qualifications set forth therein. The Offer is subject to, among other conditions, (i) a minimum tender condition that DoubleU Games would own at least 95% of the Company’s total issued and outstanding common shares, par value KRW 10,000 per share (the “Common Shares”), immediately following the acceptance for payment of the ADSs validly tendered and not validly withdrawn, which DoubleU Games may reduce (but not waive) to not less than 90% only with the prior written consent of the Company given by the Board of Directors following the recommendation of the Special Committee, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) a non-waivable condition that more than 50% of the ADSs held by Unaffiliated Holders be validly tendered and not validly withdrawn prior to the expiration of the Offer. The reasons for the recommendation, together with the factors considered and the risks and other matters weighed, are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

Enclosed with this letter are the Company’s Schedule 14D-9 and DoubleU Games’ Offer to Purchase and related Letter of Transmittal, which together set out the terms and conditions of the Offer and the procedures for tendering your ADSs. I urge you to read those materials carefully and in their entirety, including the opinion of the Special Committee’s independent financial advisor included as Annex A to the Schedule 14D-9.

The Offer is scheduled to expire at 5:00 p.m., New York City time, on December 10, 2026, unless extended. If you hold your ADSs through a broker, dealer, commercial bank, trust company or other nominee, that nominee will set an earlier deadline for you to instruct it to tender on your behalf. If the Offer is completed, DoubleU Games intends to acquire all of the remaining ADSs and Common Shares through a second-step transaction under Korean law, in which holders are expected to receive consideration of equivalent economic value to the Offer Price, as described in the Schedule 14D-9 and the Offer to Purchase. The completion and timing of the second-step transaction are subject to the matters described in those documents enclosed with this letter. Please note that the depositary will not exercise appraisal or share-purchase rights on behalf of ADS holders; holders wishing to exercise such rights must, sufficiently in advance, cancel their ADSs, withdraw the underlying Common Shares and become registered holders of such Common Shares on the Company’s shareholder register on or prior to the applicable record date, as described in the Schedule 14D-9.

On behalf of the Board of Directors and the Special Committee, thank you for your continued support of the Company.

Very truly yours,

In Keuk Kim

Chair of the Board of Directors

Additional Information and Where to Find It. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell American Depositary Shares (“ADSs”) of DoubleDown Interactive Co., Ltd. (the “Company”), nor a substitute for the tender offer materials that DoubleU Games Co., Ltd. has filed with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer is being made only pursuant to an Offer to Purchase, a related Letter of Transmittal and other related materials, filed by DoubleU Games as part of a combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3, on which the Company is a co-filing person solely for purposes of Rule 13e-3. The Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. HOLDERS OF ADSs ARE URGED TO READ THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, THE SCHEDULE 14D-9 AND THE OTHER RELATED MATERIALS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ADSs. Those materials and all other documents filed with the SEC are available at no charge on the SEC’s website at www.sec.gov, and copies of the documents filed by the Company may be obtained free of charge on the Investor Relations section of the Company’s website at https://ir.doubledowninteractive.com or from the Information Agent for the tender offer, Georgeson LLC, at U.S. and Canada Toll Free: +1 888 745 7950; Outside U.S. & Canada: +1 516 464 5409 or E-mail: doubledownoffer@georgeson.com.